This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 24, 2025 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SaverOne 2014 Ltd.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

State of Israel	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

+972-39094177

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

(302) 738-6680
(302) 738-7210 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Aboudi, Esq.
Aboudi Legal Group PLLC
745 Fifth Avenue
Suite 500
New York, NY 10151
Telephone: (646) 898-2006

Approximate date of commencement of proposed sale: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	June __, 2025

Up to 5,760,000,000 Ordinary Shares
Represented by 1,600,000 American Depositary Shares

SaverOne 2014 Ltd.

This prospectus relates to the offer and sale from time to time, by YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Shareholder”), of up to 5,760,000,000 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of SaverOne 2014 Ltd. (“SaverOne” or the “Company”) represented by 1,600,000 American Depositary Shares (“ADS”) that may be issued to Yorkville pursuant to the standby equity purchase agreement, dated as of July 16, 2024, entered into by and between Yorkville and the Company (the “SEPA”), either at the election of the Company following an Advance Notice (as defined below) or pursuant to an Investor Notice (as defined below), in addition to up to 3,000,000,000 Ordinary Shares that the Company registered for resale by the Selling Shareholder pursuant to the registration statement on Form F-1 (File No. 333-286260) (the “Previous Registration Statement”) that was declared effective on April 2, 2025 by the Securities and Exchange Commission.

On June 11, 2025, the Company effected the change in the ratio of each ADS to Ordinary Shares from one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares, to one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares. This change in the ADS ratio had the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every three (3) old ADSs held by the Company’s holders (the “June 2025 Reverse Stock Split”). Previously, on February 21, 2025, the Company effected a change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. This change in the ADS ratio had the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs then outstanding (the “February 2025 Reverse Stock Split”). Additionally, on October 28, 2024 the Company effected a change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Shares, which had the effect of a reverse stock split on the basis of one (1) ADS for every eighteen (18) old ADSs held by the Company’s holders (the “October 2024 Reverse Stock Split” and collectively with the June 2025 Reverse Stock Split, February 2025 Reverse Stock Split and October 2024 Reverse Stock Split, the “Reverse Stock Splits”). Our Ordinary Shares were unaffected by the new exchange ratio for ADSs. Our ADSs are evidenced by American Depositary Receipts, or “ADRs.”

Unless noted otherwise, all ADSs and the price per ADS numbers for all periods presented in this Prospectus have been retroactively adjusted for the Reverse Stock Splits.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from the date of the SEPA until July 16, 2027, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”).

Yorkville has previously advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by promissory notes (the “Promissory Notes”), which are convertible into the Company’s ADSs in three separate installments. Each Pre-Paid Advance was subject to a 3% discount on the principal amount of the Pre-Paid Advance. Unless converted by Yorkville, repaid or redeemed by the Company earlier, the principal, interest and any other payments due under the Promissory Notes were due in cash on January 16, 2026 (the “Maturity Date”). As of the date of this prospectus all outstanding amounts under the Promissory Notes have been paid in full.

Yorkville is not required to subscribe for or acquire any ADSs under the SEPA if those ADSs, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the outstanding ADSs or Ordinary Shares.

We are not selling any of our securities under this prospectus, and we will not receive any of the proceeds from the sale of our securities by Yorkville. We will bear all costs, expenses and fees in connection with the registration of the ADSs under this prospectus. Yorkville will bear all commissions and discounts, if any, attributable to sales of the securities registered herein. See “Plan of Distribution.”

See the section titled “The Yorkville Transaction” for a description of the transaction contemplated by the SEPA and “Selling Shareholder” for additional information regarding Yorkville.

As of the date of this Prospectus, we received approximately $10.2 million in aggregate proceeds pursuant to Advances under the SEPA. The amount that we may receive under the SEPA in the future is difficult to estimate depends on a number of factors, including the frequency and prices at which we issue ADSs to Yorkville, market conditions and the trading price of our Ordinary Shares, our ability to meet the conditions set forth in the SEPA, and determinations by us as to the appropriate sources of funding for our company and our operations.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our ADSs by Yorkville and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act.

Our Ordinary Shares are listed on the Tel Aviv Stock Exchange Ltd., or the TASE, under the symbol “SVRE.” The last reported sale price of our ordinary shares on the TASE on ______, 2025, was NIS ____ or $____ per share (based on the exchange rate reported by the Bank of Israel on that date, which was NIS ____ = $1.00).

Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SVRE. The last reported sale price of our ADSs on Nasdaq on ____, 2025, was $_____ per ADS.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are both an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, a “foreign private issuer,” as defined under the U.S. federal securities laws, and as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”), the Israel Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____, 2025

i

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement on Form F-1 that we filed with the SEC. The Selling Shareholder may, from time to time, sell the securities described in this prospectus.

Neither we nor Yorkville have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and Yorkville take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

For purposes of this Registration Statement on Form F-1, “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context.

For investors outside of the United States: Neither we nor the Selling Shareholder has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We are incorporated under Israeli law and under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act.

ii

MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. We prepare our financial statements in NIS. This prospectus contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.647 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2024. The dollar amounts presented in this prospectus should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements in this prospectus, in the Annual Report for the fiscal year ended December 31, 2024 on Form 20-F and related notes, incorporated by reference into this prospectus, and the other documents incorporated by reference into this prospectus, which are described under “Incorporation by Reference” before making an investment in our securities. All references to “SaverOne,” “we,” “us,” “our,” the “Company” and similar designations refer to SaverOne 2014 Ltd. thereafter, unless otherwise required by the context. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated for convenience purposes using the rate of NIS 3.647 to one U.S. dollar, the exchange rate reported by the Bank of Israel for December 31, 2024.

Our Company

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of June 22, 2025, approximately 5,500 systems have been ordered (which includes about 1,000 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 4,400 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 4,000 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during the first half of 2026. Since the development of our OEM solution is still at an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

Distracted driving due to mobile phone usage is not just a problem in the United States. A number of surveys conducted across Europe and Oceania have revealed troubling statistics about its prevalence across nations. In the Czech Republic, 36% of drivers admitted to using their phone almost every time they get behind the wheel. In both Spain and Ireland, 25% of drivers admitted to using their phone while driving. In Germany, at any given moment an average of 7% of all drivers are distracted while driving. This problem of distracted driving extends to Australia as well, where one-quarter of drivers admitted to using their phone while driving.

As of the first quarter of 2025, there were an estimated 299 million cars and trucks on the road in the United States and approximately 431 million cars and trucks on the road in Europe. In addition, it is estimated that approximately 75 million new cars were sold worldwide in 2024.

The ramifications of mobile phone distracted driving exceed the bounds of just physical damage, as they can be exceedingly costly for drivers as well. For example, expressed on a per death basis, the cost of all motor-vehicle crashes (fatal, nonfatal injury, and property damage) was $11,880,000 according to the NSC. In addition, the total societal and economic costs of distracted driving crashes in the United States was estimated at $871 billion according to the NHTSA. Specifically with regard to commercial vehicle crashes, the average total costs of commercial motor vehicle crashes for the years of 2012-2015 was over $11 billion per year according to the FMCSA. Accordingly, we believe that there is a tremendous financial incentive for a solution to this grave problem.

In response to the need for a solution to distracted driving resulting from the use of mobile phones, the NHTSA has published a comprehensive study suggesting that a complete solution must contain the following features: (i) the ability to distinguish between the driver’s area of the vehicle and the rest of the vehicle, (ii) does not depend on the cooperation of the driver, and (iii) selective blocking of cell phone applications. Our SaverOne system has been designed with these features in mind and it is for this reason that we believe that it is significantly better than the existing product solutions sold in the market.

The NHTSA’s driving guidelines do not constitute U.S. law and compliance does not result in compliance with U.S. driving safety regulations. In order to market our products to vehicle manufacturers we may be required to meet different types of regulations requirements such as International Organization for Standardization (ISO) 26262 Functional Safety Regulations (ASIL), the International Standard for Automotive Quality Management Systems (IAFT) 16949, Automotive Software Process Improvement and Capability Determination (SPICE) or other common quality management standards. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such implementation will require significant resources and funds and is expected to consume significant time and effort. We expect that only our OEM solution, which is a solution designed for the OEM market may require compliance with the foregoing regulations, whereas our Generation 1.0 and 2.0 solutions, both after-market solutions, are not required to comply with the foregoing regulations.

The SaverOne system currently has achieved safety and radiation certifications from Hermon Laboratories, an internationally approved testing and certification lab. SaverOne’s solution is certified for operating in Israel, the United States, Europe and Japan. These certifications assure that SaverOne product complies with the regulations/legislations in these countries/regions.

Strategy

Our objective is to develop and commercialize technologies and applications designed to save lives by preventing car accidents, by detecting, analyzing and locating cellular phone RF Signals. We are targeting two business segments in the development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle. The first is the DDPS which targets two product lines: an aftermarket product that is in a commercial phase, and an OEM product which is in development. The second business segment is the ADAS segment for which we offer a sensor that is dealing with the detection of VRUs by providing a warning to the vehicle regarding potential collision. We plan to market our products worldwide, targeting vehicle manufacturers and Tier-1 companies (that integrate solutions and products into the vehicle manufacturing process) with our OEM integrated solutions, and the commercial fleets (trucks and other vehicles) and public transportation companies with our aftermarket solutions.

In order to expand the commercialization of our technologies and solutions, we intend to:

●	Increase the marketing and sales efforts of our SaverOne Generation 2.0 solution, which is aftermarket solution that is deployed for private vehicles, commercial trucks and buses.

●	Complete the development of our OEM solution. The aim of our OEM solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience.

●	Advance our commercialization efforts and infrastructure. We are advancing our commercialization efforts and infrastructure, including increasing our sales presence globally. As we have completed the development of our Generation 2.0 and advance our OEM solution, we intend to enlarge the production process, and to turn to potential customers, directly and/or through third-party distributors.

●	Complete the development of our ADAS VRU solution. The aim of our VRU solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience, assisting with preventing collisions between vehicles and pedestrians or other road users.

●	Form alliances with industry leaders (i.e. vehicle integrators, components manufacturers) and OEMs. We plan to expand our collaboration with OEMs and Tier-1 companies in order to integrate the SaverOne solution directly into the vehicle manufacturing process for seamless integration in the driving experience.

●	Monitor and assist governmental regulatory initiatives for enforcing implementation of driver distraction prevention systems in the vehicle. We intend to approach regulators around the globe such as the United Nations Economic Commission for Europe (UN-ECE) and the NHTSA in the US, in order to present the SaverOne solution, which we believe will help advance broad adoption of regulations that will require vehicles to implement our solution.

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of June __, 2025, we have conducted, or are in the process of conducting, more than 110 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 35 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of June 24, 2025, we have installed about 1,100 systems in large fleets in Israel as part of pilot programs and more than 3,000 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,440 systems, in addition to these installations.

We intend to build a global commercial infrastructure to support the commercialization of our products. During the fourth quarter of 2022, we released our Generation 2.0 solution for sale. We are targeting the global aftermarket automobile market starting with the U.S. and Europe. We intend to distribute our solution through local distributors in each country or region who are familiar in the logistics, automotive installation and support activities, as well as having links to our potential customers.

In March 2023, we joined the European Union’s (EU) Regulatory Committee on Driver Distraction, as an observing member. This committee is responsible for setting EU regulations for OEMs for in-vehicle technologies that help detect driver distractions and improve road safety. As an observing member, we have the opportunity to contribute our strong expertise and insights to help shape the future of in-vehicle technology, to reduce driver distractions and better protect vulnerable road users and will participate in discussions, provide feedback, and help craft regulations that promote safer driving habits and promote technologies to reduce accidents on the road. The EU Regulatory Committee on Driver Distraction aims to promote regulations that oblige OEMs that launch new vehicle models in the EU starting from July 2024 to integrate solutions into the vehicle systems that will tackle driver distraction. From July 2026, the integration of driver distraction systems will become a requirement for all new vehicles sold in the EU.

Funding Transactions with Yorkville through Standby Equity Lines

The Prior SEPA

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “Prior SEPA”) with Yorkville, pursuant to which the Company had the right to sell to Yorkville from time to time up to $10,000,000, or the Commitment Amount of the ADSs during 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs (VWAP” means, for any trading day, the daily volume weighted average price of our ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.).

In connection with the Prior SEPA, Yorkville advanced to the Company $3,000,000, evidenced by two promissory notes: (i) the First Promissory Note in principal amount of $2,000,000 was issued upon execution of the Prior SEPA, and (ii) the Second Promissory Note in principal amount of $1,000,000 was issued by the Company to Yorkville on December 11, 2023, when the Company and Yorkville entered into a first amendment to the Prior SEPA. On March 25, 2024, the parties entered into a second amendment to the Prior SEPA under which the Commitment Amount was increased from $10,000,000 to $15,000,000. As the date of this Prospectus, the Company fully repaid both Promissory Notes issued in connection with the Prior SEPA and sold a total of 50,409,240 Ordinary Shares represented by 14,003 ADSs under the Prior SEPA, for aggregate gross proceeds of approximately $6.15 million.

SEPA - See the section titled “The Yorkville Transaction” for a description of the transaction contemplated by the SEPA entered into on July 26, 2024.

Other Transactions

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “November 24 Promissory Note”) in the original principal amount of $1,000,000. Pursuant to the terms of the November 24 Promissory Note, it (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% original issue discount, (iii) had a maturity date of November 11, 2025, and (iv) was required to be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance. On March 19, 2025, Yorkville agreed to modify the November 24 Promissory Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that the maturity date was extended to December 11, 2025. The outstanding amounts under the November 24 Promissory Note are repayable in ADSs issued under the SEPA. As of the date of this prospectus the unpaid outstanding amount on the November 24 Promissory Note is $600,000.

On January 30, 2025, the Company entered into securities purchase agreements with several institutional investors (the “Purchase Agreements”), pursuant to which, at the closing (the “Closing”), the Company sold to these investors an aggregate of 195,428,970 Ordinary Shares, represented by 54,300 ADSs, at an offering price of $27.993 per ADS. The ADSs were sold in a registered direct offering, pursuant to a prospectus supplement dated January 30, 2025, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement. In addition, the Company offered and sold to these investors in a concurrent private placement offering (the “Private Placement Offering”) unregistered warrants (the “Investor Warrants”) to purchase up to an aggregate of 108,599 ADSs at an exercise price of $31.992 per ADS, exercisable through February 17, 2027. The Company engaged H.C. Wainwright & Co., LLC as its exclusive placement agent for the registered and concurrent private placement offering (the “Placement Agent”). The aggregate proceeds to the Company from this offering were approximately $1,500,000, before deducting the placement agent fees and other offering expenses payable by the Company.

In addition, at the Closing, the Company issued warrants to purchase up to an aggregate of 3,801 ADSs, at an exercise price of $34.99125 per share to designees of the Placement Agent (the “Placement Agent Warrants”). The Placement Agent Warrants have the same terms as the Private Placement Warrants, except that the term of the Placement Agent Warrants will not be longer than five (5) years from the date of the issuance.

Corporate Information

Our main business activities are conducted in Israel. Our corporate headquarters are located at Em Hamoshavot Rd. 94. Petah Tikvah, Israel, where we currently occupy approximately 495 square meters. We lease our facilities and our lease ends on June 30, 2027. Our current monthly rent is NIS 49,000 (approximately $13,500).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below and other risk factors contained in the documents incorporated by reference hereinbefore deciding whether to invest in our securities. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.
●	Our independent auditors have expressed their concern as to our ability to continue as a going concern.
●	We may not be able to continue complying with the continued Nasdaq listing requirements, which could result in a delisting of the ADSs from Nasdaq.

Risks Related to the Offering and Investment in our Securities

●	It is not possible to predict the actual number of ADSs we will sell under the SEPA to the Selling Shareholder, or the actual gross proceeds resulting from those sales.
●	Investors who buy ADSs at different times will likely pay different prices.

●	We may require additional financing to sustain our operations and without it we will not be able to continue operations.

●	The sale of a substantial amount of our Ordinary Shares or ADSs, including the resale of the shares held by the Selling Shareholder in the public market could adversely affect the prevailing market price of our ADSs.

Risks Related to our Operations in Israel

●	Our principal executive offices and business operations are located in Israel, and, therefore, our financial results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war state actors such, as Iran, and terrorist groups in neighbouring countries, such as Hezbollah in Lebanon, Hamas in the Gaza Strip, and Israel’s response thereto.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

We intend to take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO (i.e., December 31, 2027). We may choose to take advantage of some but not all of these exemptions.

We are also considered a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the requirement to comply with Regulation FD, which restricts selective disclosure of material information;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our ADSs less attractive, which may result in a less active trading market for our ADSs or more volatility in the price of our ADSs.

THE OFFERING

Securities Offered by the Selling Shareholder	Up to 5,760,000,000 Ordinary Shares represented by 1,600,000 ADSs

Ordinary Shares Outstanding Prior to this Offering	3,192,972,546 Ordinary Shares

Ordinary Shares Outstanding Immediately After this Offering	8,952,972,546 Ordinary Shares

Our ADSs

Each ADS represents three thousand six hundred (3,600) of our Ordinary Shares.

The depositary will hold Ordinary Shares underlying our ADSs. You will have rights as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of our ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We will not receive any of the proceeds from sales by the Selling Shareholder. However, we may receive up to $15.0 million aggregate gross proceeds under the SEPA, part of which may be used to repay Yorkville for outstanding indebtedness under the November 2024 Promissory Note in the amount of $600,000 as of the date of this prospectus. As of the date of this prospectus, we received approximately $10.2 million aggregate gross proceeds under the SEPA; however we are unable to estimate the actual total amount of proceeds that we may receive under the SEPA in the future, as it will depend on a number of factors, including the frequency and prices at which we issue Ordinary Shares to Yorkville, market conditions and the trading price of our Ordinary Shares and ADSs, our ability to meet the conditions set forth in the SEPA, and determinations by us as to the appropriate sources of funding for our company and our operations.

We expect to use the net proceeds that we receive from issuances of our ADSs to Yorkville, if any, under the SEPA to repay indebtedness to Yorkville and for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We have never declared or paid any cash dividends and have no plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain any earnings for future operations and expansion

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a description of certain of the risks you should consider before investing in our securities.

Depositary	The Bank of New York Mellon

Nasdaq Capital Market symbol	“SVRE”

Tel Aviv Stock Exchange symbol	“SVRE”

The number of Ordinary Shares to be outstanding after this offering is based on 3,192,972,546 Ordinary Shares outstanding as of June 22, 2025. The number of Ordinary Shares referred to above to be outstanding after this offering and, unless otherwise indicated, the other information in this prospectus, excludes as of such date:

●	1,669,141 Ordinary Shares issuable upon exercise of options outstanding under the SaverOne 2014 Ltd. 2015 Share Incentive Plan, or the 2015 Plan, at a weighted average exercise price of NIS 5.75 (approximately $1.58) per share;

●	337,500 restricted Ordinary Shares units outstanding under the 2015 Plan;

●	3,430,859 Ordinary Shares reserved for future issuance under our 2015 Plan;

●	16,383,410 Ordinary Shares issuable upon the exercise of warrants sold in our initial public offering, or IPO, in the United States in June 2022; and

●	787,550 Ordinary Shares issuable upon the exercise of warrants granted to the underwriters in connection with our IPO in the United States in June 2022.

●	390,857,940 Ordinary Shares issuable upon exercise of Investor Warrants granted to the investors on January 30, 2025 in the Private Placement Offering.

●	13,680,000 ordinary shares issuable upon exercise of Placement Warrants dated January 30, 2025.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to no exercise of the options and warrants, as described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in our 2024 Annual Report which are incorporated by reference herein, as well as the financial and other information included in this prospectus or incorporated by reference in this prospectus, including our financial statements and related notes, before you decide to purchase our securities. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our securities could decline and you could lose some or all of your investment.

Risks Related to Our Financial Condition

We have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from the sale of SaverOne systems. We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of NIS 34.9 million (approximately $9.4 million), NIS 33.8 million (approximately $9.3 million) and NIS 25 million (approximately $7.1 million) for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of NIS 170.5 million (approximately $46.1 million).

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. While we plan to finance its operations through sale of equity (including using SEPA as described in the Prospectus) and through increasing our revenues from product sales; however, there can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet our current obligations and to achieve its business targets.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. The financial statements for 2024 do not include any adjustments that might result from the outcome of this uncertainty. The Company’s existing operational cash flow may not be sufficient to fund presently anticipated operations, and the Company expects that it will need to raise additional funds through alternative sources of financing before it becomes profitable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. There is no assurance that we will be able to obtain additional funding when it is needed, or that such funding, if available, will be obtainable on terms acceptable to us. In addition, should we incur significant presently unforeseen expenses or delays, we may not be able to accomplish our goals. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern.

We may not be able to continue complying with the continued Nasdaq listing requirements, which could result in delisting of the ADSs from Nasdaq.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of the ADSs on Nasdaq.

On May 17, 2024, we received notification from the Nasdaq Staff, indicating that, based on the closing bid price of the ADSs for the 30 consecutive business days, we did not meet the Minimum Bid Price Requirement for continued listing on Nasdaq pursuant to Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had an initial period of 180 calendar days from the date of the notification letter, or until November 13, 2024, to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, on October 28, 2024, the Company effected the change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Share (the “2024 Reverse Stock Split. On November 12, 2024, the Nasdaq Staff informed the Company that it regained compliance with the Minimum Bid Price Requirement, based on the closing bid price of the Company’s ADS of $1.00 per share between October 28 and November 11, 2024.

However, on February 20, 2025, we received a new letter from the Nasdaq Staff, notifying us that the Company was not in compliance with the Minimum Bid Price Requirement, because the price per share of our ADS was below $1.00 for 30 consecutive business days. Because we effected the 2024 Reverse Stock Split within the prior one-year period, under a recently amended Listing Rule 5810(c)(3)(A)(iv), we were not eligible to receive any new compliance or a cure period by the Nasdaq Staff. Accordingly, our ADSs were subject to delisting from Nasdaq unless we requested an appeal of this determination. We requested an appeal and a hearing date was set for April 10, 2025.

On February 21, 2025, we implemented the February 2025 Reverse Stock Split, changing the ratio of our ADS from 90 Ordinary Shares to each ADS to 1,200 Ordinary Shares. On March 14, 2025, the Nasdaq Staff notified the Company that it has regained compliance with the Minimum Bid Price Requirement and that the hearing has accordingly been cancelled.

Most recently, on June 11, 2025, we implemented the June 2025 Reverse Stock Split, changing the ratio of our ADS from 1 ADS representing 1,200 Ordinary Shares to 1 ADS representing 3,600 Ordinary Shares. This change of ADS ratio had the effect of a 1-for-3 reverse stock split on the existing ADSs. The main reason for implementing the June 2025 Reverse Stock Split was to continue compliance with the Minimum Bid Price Requirement.

However, no guarantee can be provided that we will be able to continue compliance with the Minimum Bid Price Requirement or other Nasdaq Listing Rules. Pursuant to Listing Rule 5810(c)(3)(A)(iv), a company is not eligible for any compliance periods if it effected one or more reverse stocks in the cumulative 1-for-250 reverse stock splits ratio within a prior 2-year period. Accordingly, if the bid price of our ADS again fails below $1 for another consecutive 30 day trading period, prior to October 2026, our ADS will be subject to immediate delisting from Nasdaq.

In addition, we may in the future fail to meet other continued Nasdaq listing requirements, and if we are not eligible to receive any compliance period from Nasdaq, our ADS will be immediately delisted to over-the-counter market. If this were to occur, it would have a material adverse effect on our business. Our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. As a result of these factors, if the ADSs are delisted from Nasdaq, the price of the ADSs is most likely to decline. The delisting of the ADSs from Nasdaq could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our ADSs are delisted from Nasdaq, we would remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements, and we expect that these additional reporting requirements would increase our legal and financial compliance costs and require significant management time.

Risks Related to the Offering and Investment in our Securities

It is not possible to predict the actual number of ADSs we will sell under the SEPA to the Selling Shareholder, or the actual gross proceeds resulting from those sales. In addition, the sale and issuance of a substantial number of ADS by us to Yorkville could cause additional substantial dilution to our shareholders

On July 16, 2024, we entered into the SEPA with Yorkville, pursuant to which Yorkville has committed to purchase up to $15.0 million in Ordinary Shares represented by ADSs, subject to certain limitations and conditions set forth in the SEPA. As of the date of this Prospectus, we sold 2,897,511,290 Ordinary Shares represented by 804,865 (after giving retroactive effect of the new ratio of 3,600 ordinary shares for each ADS). The ADSs that may be issued under the SEPA may be sold by us to Yorkville at our discretion from time to time during the Commitment Period.

Additional sales of our ADSs, if any, to Yorkville under the SEPA will depend upon market conditions and other factors.

Because the purchase price per share to be paid by Yorkville for the ADSs that we may elect to sell to Yorkville under the SEPA, if any, will fluctuate based on the market prices of our ADSs during the applicable pricing period for each purchase made pursuant to the SEPA, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of ADSs that we will sell to Yorkville under the SEPA, the purchase price per share that Yorkville will pay for securities purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by SEPA under the SEPA, if any.

Limitations in the SEPA, including the ownership limitation, and our ability to meet the conditions necessary to deliver an advance notice, could prevent us from being able to raise funds.

Moreover, although the SEPA provides that we may sell up to an aggregate of $15.0 million of our ADSs to Yorkville, we previously registered for resale under the Previous Registration Statements only 3,000,000,000 Ordinary Shares represented by 833,334 ADSs, of which we issued to Yorkville 2,451,708,000 Ordinary Shares represented by 681,030 ADSs (after giving retroactive effect of the new ratio of 3,600 ordinary shares for each ADS). Accordingly, we are registering additional 5,760,000,000 Ordinary Shares under this Prospectus represented by 1,600,000 ADSs (based on the ratio of 3,600 Ordinary Shares for each ADS). Even if we elect to sell to Yorkville all of the remaining Ordinary Shares registered under the Previous Registration Statement and all Ordinary Shares that are being registered for resale under this Prospectus, depending on the market prices of our ADSs at the time of such sales, the actual gross proceeds from the sale of all such shares may be substantially less than the $15.0 million under the SEPA, which could materially adversely affect our liquidity. As of the date of this prospectus, we have raised approximately $10.2 million under the SEPA.

If we desire to issue and sell to Yorkville under the SEPA more than the a number of ADSs in excess of the securities being registered for resale under this Prospectus and the Previous Registration Statement, and the ownership limitation and other limitations in the SEPA would allow us to do so, we would need to file with the SEC one or more additional registration statements to register additional Ordinary Shares under the Securities Act the resale by Yorkville of any such additional ADSs and the SEC would have to declare such registration statement or statements effective before we could sell additional ADSs.

Any issuance and sale by us under the SEPA of a substantial amount of ADSs in addition to the ADSs being registered for resale by Yorkville under this Prospectus could cause additional substantial dilution to our shareholders.

Investors who buy ADSs at different times will likely pay different prices.

Pursuant to the SEPA, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to Yorkville. If and when we do elect to sell ADSs to Yorkville pursuant to the SEPA, Yorkville may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Yorkville in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Yorkville in this offering as a result of future sales made by us to Yorkville at prices lower than the prices such investors paid for their shares in this Offering.

We will require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we rely on Yorkville as a source of funding will depend on a number of factors, including the prevailing market price of our ADSs, our ability to meet the conditions necessary to deliver Advance Notices under the SEPA, the impacts of the ownership limitation and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the SEPA, if any, we expect to continue to seek other sources of funding. Even if we were to sell to Yorkville the total amount under the SEPA, we expect that we will need additional capital to fully implement our business plan.

The sale of a substantial amount of our Ordinary Shares or ADSs, including resale of the held by the Selling Shareholder in the public market could adversely affect the prevailing market price of our ADSs.

We are registering for resale under this Prospectus 5,760,000,000 Ordinary Shares represented by 1,600,000 ADSs under the SEPA from time to time during the commitment period, subject to the restrictions and satisfaction of the conditions in the SEPA, if and when we determine to sell additional Ordinary Shares represented by ADSs to Yorkville under the SEPA.

Sales of substantial amounts of our Ordinary Shares or ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of our Ordinary Shares, and the market value of our other securities. We cannot predict if and when the selling shareholder may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or ADSs or other equity or debt securities convertible into Ordinary Shares or ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

Risks Related to our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war with terrorist groups in neigh boring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, and state actors such as Iran, and Israel’s response thereto.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of June 13, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition. Other regional hostilities, since October 7, 2023, have concurrently become more pronounced. This includes and has included a northern front war between Israel and Hezbollah and continued conflict with the Houthi Movement in Yemen. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 15, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. As of June 24, 2025, hostilities between Israel and Iran may further escalate, with both sides launching attacks against one another. In addition, as of June 15, 2025, Israel has temporarily closed its airspace and has temporarily ceased all port activity related to commercial shipments. As a result, certain shipments and deliveries of certain components for manufacturing and production may be significantly delayed or diverted and, therefore, may result in supply limitations and in delayed shipments to customers.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on our business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. Certain of our employees have been called up as of June 13, 2025. Almost all of those employees have since returned from reserve duty as of June 13, 2025, but there can be no guarantee that they will not be called up again. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Prospectus may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements are only predictions based upon our current expectations and projections about future events.

Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Such forward-looking statements include statements regarding, among other things:

●	our planned level of revenues and capital expenditures;

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas and Israel and Iran.

The preceding list is not intended to be an exhaustive list of any forward-looking statements. A description of these and other risks and uncertainties that could affect our business may be found in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2024 Annual Report and in other reports filed with the SEC subsequent to the 2024 Annual Report.

The forward-looking statements contained in this Prospectus are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Prospectus are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we disclaim any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events, changed circumstances or any other reason.

THE YORKVILLE TRANSACTION

On July 16, 2024, we entered into the SEPA, pursuant to which Yorkville has committed to purchase up to $15.0 million of our ADSs at our direction from time to time during the commitment period, subject to the restrictions and satisfaction of the conditions in the SEPA.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue an Advance to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to the Commitment Amount, at any time from the date of the SEPA until July 16, 2027, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering an Advance Notice to Yorkville.

Yorkville has previously advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs in three separate installments. Each Pre-Paid Advance was subject to a 3% discount on the principal amount of the Pre-Paid Advance. Principal, interest and any other payments due under the Promissory Notes were due in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. As the date of this Prospectus, the Company fully repaid these Promissory Notes.

The SEPA does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares under the SEPA if those ADS, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

Conditions to the Delivery of Advance Notices

Our ability to deliver Advance Notices to Yorkville under the SEPA is subject to the restrictions set forth in the SEPA and the satisfaction of certain conditions set forth in the SEPA, all of which are entirely outside of Yorkville’s control, including, among other things, the following:

●	the Company shall, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount (unless otherwise agreed to in writing by the Company and the Investor), it desires to issue and sell to the Investor in each Advance Notice, the time it desires to deliver each Advance Notice;

●	there shall be no mandatory minimum Advances and there shall be no non-usages fee for not utilizing the Commitment Amount or any part thereof; and

No Short-Selling or Hedging by Yorkville

Yorkville has agreed that, during the term of the SEPA, neither Yorkville or its affiliates will engage in any short sales or hedging transactions with respect to our ADSs or Ordinary Shares, provided that Yorkville and its affiliates may enter into Permitted Sales.

Prohibitions on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the SEPA other than a prohibition on our entering into certain types of transactions that are defined in the SEPA as “Variable Rate Transactions.”

Termination of the SEPA

Unless earlier terminated as provided in the SEPA, the SEPA will terminate automatically on the earliest to occur of: (i) the 36-month anniversary of the Effective Date, provided that if the Promissory Note is then outstanding, such termination shall be delayed until such date that the Promissory Note that was outstanding has been repaid, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for ADSs equal to the Commitment Amount.

We have the right to terminate this Agreement effective upon five Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices under which Shares have yet to be issued, (ii) there is not an outstanding Promissory Note, and (iii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

Effect of Performance of the SEPA on our Shareholders

All ADSs that may be issued or sold by us to Yorkville under the SEPA that are being registered under the Securities Act for resale by Yorkville under this prospectus are expected to be freely tradable. The securities being registered for resale in this offering may be issued and sold by us to Yorkville from time to time at our discretion over a period of up to 36 months commencing on the date of execution of the SEPA. The resale by Yorkville of a significant amount of ADSs registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our ADSs to decline and to be highly volatile. Sales of our ADSs, if any, to Yorkville under the SEPA will depend upon market conditions and other factors. We may ultimately decide to sell to Yorkville all, some or none of our ADSs that may be available for us to sell to Yorkville pursuant to the SEPA.

Depending on market prices of our ADSs and subject to the Ownership Limitation and other limitations in the SEPA, we may seek to issue and sell to Yorkville under the SEPA more Ordinary Shares represented by ADSs than are offered under this prospectus in order to receive the aggregate gross proceeds equal to the $15.0 million Commitment Amount under the SEPA. If we choose to do so, we must first register for resale under the Securities Act any such additional Ordinary Shares represented by ADSs, which could cause additional substantial dilution to our shareholders. The number of Ordinary Shares represented by ADSs ultimately offered for resale under this prospectus is dependent upon the number of shares we direct Yorkville to purchase under the SEPA.

Although the SEPA provides that we may sell up to $15.0 million of our ADSs to Yorkville, we have previously registered 3,000,000,000 Ordinary Shares represented by 833,334 of our ADSs, of which we issued 2,451,708,000 Ordinary Shares represented 681,030 as of the date of this Prospectus (after giving retroactive effect to the ratio of 3,600 Ordinary Shares for each ADS). The Prospectus is filed with the Commission to register for resale additional 5,760,000,000 Ordinary Shares represented by 1,600,000 ADS under the SEPA that may issue to Yorkville from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the SEPA for resale under the registration statement of which this prospectus is a part, which may or may not cover all the ordinary shares represented by ADSs we ultimately sell to Yorkville under the SEPA, depending on the purchase price per share.

The following table sets forth the amount of gross proceeds we may receive from Yorkville from our sale of up to 5,760,000,000 Ordinary Shares represented by 1,600,000 ADSs that we have issued and sold or may issue and sell to Yorkville in the future under the SEPA assuming that all such ADSs are sold at varying purchase prices designated below:

Assumed Average Purchase Price Per ADS	Number of ADSs to be Issued if Full Purchase	Percentage of Outstanding Ordinary Shares After Giving Effect to the Sales to Yorkville	Gross Proceeds from the Future Sale of Shares to Yorkville Under the SEPA(1)
$1	1,600,000	64.3%	1,600,000
$2	1,600,000	64.3%	3,200,000
$2.17	1,600,000	64.3%	3,472,000
$3	1,597,299	64.2%	4,791,896
$4	1,197,974	48.2%	4,791,896
$5	958,379	38.5%	4,791,896

(1)	The closing sale price per ADS on June 20, 2025.

USE OF PROCEEDS

This prospectus relates to our Ordinary Shares represented by ADSs that may be offered and sold from time to time by Yorkville. All of our Ordinary Shares represented by ADSs offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $15.0 million aggregate gross proceeds under the SEPA from any sales of ADSs we make to Yorkville pursuant to the SEPA. At the date of this Prospectus, we received approximately $10.2 million aggregate gross proceeds from Advances under the SEPA. However, we are unable to estimate the actual amount of proceeds that we may receive in the future, as it will depend on the number of ADSs that we choose to sell, our ability to meet the conditions to purchases set forth in the SEPA, market conditions and the price of our ADSs, among other factors.

We expect to use any proceeds that we receive under the SEPA to repay outstanding indebtedness owed to Yorkville under the November 2024 Promissory Note in the approximate amount of $600,000, for global sales and marketing expansion, research and development, working capital, general corporate purposes and possible future acquisitions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

Our expected use of net proceeds under the SEPA represents our current intentions based on our present plans and business condition, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty any or all of the particular uses for the net proceeds to be received under the SEPA, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds may vary depending on numerous factors, including our ability to obtain additional financing and changes we may make to our development plan. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending our use of proceeds from the SEPA, we plan to invest the net proceeds from this offering in a variety of investment-grade instruments and/or to hold such proceeds as cash or interest-bearing deposits, in the currencies in which we expect to make payment.

 CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2024:

●	on an actual basis;

●	on pro forma basis, after giving effect to the issuance and sale of 2,582,328,000 Ordinary Shares represented by 717,314 ADSs (after giving retroactive effect to the new ratio of 3,600 ordinary shares for each ADS) for gross proceeds of approximately $5.18 million, which have been issued to Yorkville pursuant to the standby equity purchase agreement dated July 16, 2024, as amended, as if the sale of the securities had occurred on December 31, 2024, as well as the issuance and sale of 195,428,970 Ordinary Shares represented by 54,300 ADSs (after giving retroactive effect to the new ratio of 3,600 Ordinary Shares for each ADS) to several institutional investors in a registered direct offering for gross proceeds of approximately $1.5 million.

●	on a pro forma as adjusted basis, to give further effect to the issuance and sale of 5,760,000,000 Ordinary Shares representing 1,600,000 ADSs pursuant to this Registration Statement at an assumed offering price of $2.17 per ADS, which is the last reported sales price of our ADSs on Nasdaq on June 20, 2025, after deducting the estimated offering expenses by us.

You should read this information in conjunction with our financial statements and the related notes incorporated by reference in this prospectus.

	As of December 31, 2024
	Actual		Pro Forma			Pro Forma As Adjusted
	(NIS, in thousands, except share data)	Convenience translation into USD in thousands (1)	(NIS, in thousands, except share data)	Convenience translation into USD in thousands (1)	(NIS, in thousands, except share data)	Convenience translation into USD in thousands (1)
Cash and cash equivalents	13,298	3,646	32,461	8,901	45,123	12,373
Promissory notes, net	6,336	1,737	1,648	452	1,648	452
Ordinary shares, value NIS 0.01: 10,000,000,000 shares authorized, 415,103,076 shares issued and outstanding (actual); 3,192,972,546 issued and outstanding (pro forma); 8,952,972,546 issued and outstanding (pro forma as adjusted)	-	-	-	-	-	-
Share capital and premium	169,949	46,600	193,800	53,140	206,462	56,612
Capital reserves in respect of share-based payment	11,229	3,079	11,229	3,079	11,229	3,079
Accumulated deficit	(170,548)	(46,764)	(170,548)	(46,764)	(170,548)	(46,764)
Total shareholders’ capital equity	10,630	2,915	34,481	9,455	47,143	12,927

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2024, at the rate of one U.S. dollar per NIS 3.647.

The number of Ordinary Shares to be outstanding after this offering assumes that all 5,760,000,000 Ordinary Shares represented by 1,600,000 of our ADSs being registered in this Registration Statement were sold or we may sell to Yorkville under the SEPA from time to time, offered by the Selling Shareholder are sold and is based on 415,103,076 Ordinary Shares outstanding as of December 31, 2024. The number of ordinary shares referred to above to be outstanding after this offering and, unless otherwise indicated, the other information in this prospectus, excludes as of such date:

●	2,582,328,000 Ordinary Shares that we issued to Yorkville as Advance Shares pursuant to the SEPA issued between January 1 and June 16, 2025;

●	195,428,970 Ordinary Shares issued to four investors in January 2025 in connection with a takedown funding under an effective F-3 registration statement;

●	1,763,854 Ordinary Shares issuable upon exercise of options outstanding under the 2015 Plan, at a weighted average exercise price of NIS 5.54 (approximately $1.52) per share;

●	450,000 restricted Ordinary Shares units outstanding under the 2015 Plan;

●	3,336,146 Ordinary Shares reserved for future issuance under our 2015 Plan;

●	16,383,410 Ordinary Shares issuable upon the exercise of warrants sold in our IPO in June 2022;

●	787,550 Ordinary Shares issuable upon the exercise of warrants granted to the underwriters in connection with our IPO in the United States in June 2022.

●	390,857,940 Ordinary Shares issuable upon the exercise of warrants granted to the investors in a private placement offering closed on January 30, 2025; and

●	13,680,000 Ordinary Shares issuable upon the exercise of the Placement Agent Warrants issued in a private placement offering on January 30, 2025 under an effective F-3 registration statement.

SELLING SHAREHOLDER

This prospectus relates to the possible resale from time to time by Yorkville of any or all of the ADSs that are to be issued by us to Yorkville under the SEPA. For additional information regarding the issuance of ADSs covered by this prospectus, see the section titled “The Yorkville Transaction” above. Except for the transactions contemplated by the SEPA with Yorkville, which was terminated as a result of the SEPA, Yorkville does not, and has not had, any material relationship with us.

The table below presents information regarding the Selling Shareholder and the shares ADSs that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder. The number of shares in the column “Maximum Number of ADSs to be Offered Pursuant to this Prospectus” represents all of the ADSs that the Selling Shareholder may offer under this prospectus. The Selling Shareholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholder regarding the sale of any of the shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. See “Principal Shareholders” in our 2024 Annual Report for additional information.

Each ADS represents three thousand six hundred (3,600) of our ordinary shares. The percentage of ADSs beneficially owned by the Selling Shareholder prior to this Offering shown in the table below is based on an aggregate of 3,192,972,546 Ordinary shares outstanding on June 22, 2025. The number of ADSs that may actually be sold by us under the SEPA in this Offering may be fewer than the number of ADSs being offered by this Prospectus. The fourth column assumes the sale of all of the ADSs offered by the Selling Shareholder pursuant to this prospectus.

	Number of Ordinary Shares Owned Prior to Offering		Maximum Number of Ordinary Shares to be Offered Pursuant to this	Number of Ordinary Shares Owned After Offering
Name of Selling Shareholder	Number	Percent	Prospectus(1)	Number(2)	Percent
YA II PN, LTD.(3)	0	0%	5,760,000,000	0	0

*	Represents ownership of less than 1%.

(1)	Although the SEPA provides that we may sell up to $15 million of our ADSs to Yorkville, we have registered 3,000,000,000 Ordinary Shares represented by 833,334 ADSs (based on the ratio of 3,600 ordinary shares for each ADS), out of which we issued 2,451,708,000 Ordinary Shares, and now are registering additional 5,760,000,000 Ordinary Shares represented by 1,600,000 ADSs that we may sell to Yorkville under the SEPA from time to time. Depending on the price per ADS at which we sell the Advance Shares to Yorkville pursuant to the SEPA, we may need to sell to Yorkville under the SEPA more ADSs than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $15.0 million Commitment Amount under the SEPA. If we choose to do so and otherwise satisfy the conditions in the SEPA, we must first register for resale under the Securities Act such additional ADSs.

(2)	Assumes the sale of all ADSs being offered pursuant to this prospectus.

(3)	Yorkville is a fund managed by Yorkville Advisors Global, LP or Yorkville LP. Yorkville Advisors Global II, LLC or Yorkville LLC is the General Partner of Yorkville LP. All investment decisions for Yorkville are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of Yorkville is 1012 Springfield Avenue, Mountainside, NJ 07092.

(4)	Represents the number of Ordinary Shares currently held by Yorkville as of June 22, 2025.

DESCRIPTION OF SHARE CAPITAL

As of June 22, 2025, our authorized share capital consisted of 10,000,000,000 ordinary shares, par value NIS 0.01 per share, of which 3,192,972,546 Ordinary Shares were issued and outstanding as of such date.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any pre-emptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 515154607. Our purpose as set forth in our amended and restated articles of association, as amended (the “Articles of Association”) is to engage in any lawful activity.

Voting rights and conversion

All Ordinary Shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully-paid Ordinary Shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

On February 17, 2025, at the special meeting of shareholders, our shareholders approved a new amendment to our Articles of Association, which established the division of the Board of Directors of the Company into staggered three-year terms. In addition, an affirmative vote of 75% of the voting power represented at a general meeting and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum is not less than 25% of the Company’s then issued and outstanding share capital, is required to amend our Articles of Association with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Our Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect the director(s), subject to the special approval requirements for external directors under the Companies Law described under “Management — External directors.”

Under our Articles of Association, our board of directors must consist of no less than three but no more than 12 directors, including external directors. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our Articles of Association allow our board of directors to appoint new directors to fill in vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of the director’s tenure in accordance with our Articles of Association.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms (or more under certain circumstances) under the circumstances described above. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. As of December 31, 2024, we did not have distributable earnings pursuant to the Companies Law.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For more information, see “Dividend Policy.”

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once each calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our Articles of Association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Also, one or more shareholders holding at least 5% of our voting rights may request that we convene an extraordinary general meeting of shareholders.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which generally may be between no less than 4 days and no more than 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our Articles of Association, we are required to publish notice of any annual or special general meeting in two widely published, Hebrew-language daily newspapers, or on our website and are not required to give notice of any annual general meeting or special general meeting to our registered shareholders, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting generally be provided to our shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our Articles of Association, holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to next week at the same time and place or to a different time or date if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum, instead of 25% otherwise required by the Companies Law.

Vote requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Articles of Association. Pursuant to our Articles of Association, an amendment to our articles of association regarding any change to the board composition will require in certain cases, a supermajority of 75% of the participating shares is required (See “Board Practices”). Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management — Fiduciary duties and approval of related-party transactions — Approval of related-party transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management — Fiduciary duties and approval of related-party transactions — Director and officer compensation.” Under our Articles of Association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to corporate records

Under the Companies Law, shareholders are entitled to access to minutes of our general meetings, our shareholders register and principal shareholders register, our Articles of Association, our financial statements and any document that we are required by law to file publicly with the Israel Securities Authority. In addition, shareholders may request any document related to an action or transaction requiring shareholder approval under the related-party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Shareholder duties

Under the Companies Law, a shareholder has a duty to act in good faith and customary manner toward the company and other shareholders and to refrain from abusing its power in the company. This duty applies, among other things, when voting at a meeting of shareholders on an amendment to the articles of association, an increase of the authorized share capital, a merger or certain related-party transactions.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under our Articles of Association, has the power to appoint or to prevent the appointment of a director or officer of the company or to exercise another power with respect to the company. The Companies Law does not define the substance of this duty of fairness. However, a shareholder’s breach of duty of fairness is subject to laws regarding breaches of contracts and takes into account the status of such shareholder with respect to the company.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a publicly traded company incorporated in Israel, and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether or not such shareholder accepted the tender offer, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special tender offer

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% of the voting rights in the company, unless there is already a person holding 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a person holding more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval or (ii) was from a 25% or 45% shareholder, as the case may be. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares.

Special rules govern a merger with an acquiror that is already affiliated with the target. Unless a court rules otherwise, the merger must also be approved by at least 50% of the votes of the shares of the target that are held by the shareholders other than (i) the acquiror and (ii) any person (or group of persons acting in concert) who holds 25% or more of the voting rights of the acquiror, or the right to appoint 25% or more of the directors of the acquiror. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management — Fiduciary duties and approval of related-party transactions— Approval of related-party transactions”). If the transaction would have been approved by the shareholders of a merging company but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Borrowing powers

Pursuant to the Companies Law and our Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver our ADSs. Each ADS will represent three thousand six hundred (3,600) Ordinary Shares (or a right to receive three thousand six hundred Ordinary Shares) deposited with Bank Leumi, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered is located at the depositary’s principal executive office, at 240 Greenwich Street, New York, N.Y. 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having uncertificated ADSs registered in your name or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold our ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and our ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADS. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation and Government Programs.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver our ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying our ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of our ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our ordinary shares from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying our ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement terminates, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities, or reverse previously accepted surrenders of that kind that have not settled, if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to our ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to our ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we are the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to our ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or our ADSs.

PLAN OF DISTRIBUTION

On July 16, 2024, we entered into the SEPA with Yorkville. The SEPA provides that, upon the terms and subject to the conditions set forth therein, Yorkville is committed to purchase up to $15.0 million in ADSs during the Commitment Period.

From time to time, Yorkville may sell the Ordinary Shares registered under this Prospectus in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	to a broker-dealer as principal and resale by the broker-dealer for its account; or

●	a combination of any such methods of sale.

Yorkville has agreed that, during the term of the SEPA, neither Yorkville or its affiliates will engage in any short sales or hedging transactions with respect to our ADSs, provided that Yorkville and its affiliates may enter into permitted sales.

We have advised Yorkville that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

We have paid the expenses incident to the registration under the Securities Act of the offer and sale of our ADSs covered by this prospectus by the Selling Shareholder. Our total expenses for this Registration Statement was approximately $______.

LEGAL MATTERS

The validity of our securities and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Doron Tikotzky Kantor Gutman & Amit Gross. The validity of our securities being offered by this prospectus and certain legal matters in connection with this offering relating to U.S. federal law will be passed upon for us by Aboudi Legal Group P.L.L.C.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Israel

We have been informed by our legal counsel in Israel, Doron Tikotzky Kantor Gutman & Amit Gross, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES

The following table sets forth the costs and expenses payable by us in connection with this offering. All amounts listed below are estimates except the SEC registration fee.

Itemized expense		Amount
SEC registration fee		$-
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 (including amendments and exhibits thereto) with the SEC under the Securities Act, relating to this offering of our ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet site that contains reports and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will be required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required of U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, or at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are only liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.

We maintain a corporate website at https://saver.one/en/home/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 21, 2025; and

●	the Company’s Reports on Form 6-K filed with the SEC on April 16, 2025 (solely with respect to the first paragraph of the press release attached as Exhibit 99.1 thereto and the text under the heading “SaverOne Signs New Distribution Agreement in Canada”); April 21, 2025 (solely with respect to the first paragraph of the press release attached as Exhibit 99.1 thereto and the text under the heading “SaverOne Signs Expands Cooperation with Cemex: Signs Agreement with Cemex Czech Republic for Deployment of Its Driver Distraction Prevention System”); June 6, 2025; June 9, 2025 (solely with respect to the first paragraph of the press release attached as Exhibit 99.1 thereto and the text under the heading “SaverOne Further Broadens its Global Expansion with a new Agreement with CEMEX Germany”); June 16, 2025 (solely with respect to the first paragraph of the press release attached as Exhibit 99.1 thereto and the text under the heading “SaverOne Signs Preliminary Agreement with Leading European ADAS Technology Provider for Sensor Fusion Collaboration”), and June 18, 2025 (solely with respect to the first paragraph of the press release attached as Exhibit 99.1 thereto and the text under the heading “SaverOne Granted New US Patent Advancing Sensor Fusion Capabilities for Driver Safety”); and

●	The description of our ordinary shares contained in Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025, including any amendment or report filed with the SEC for the purpose of updating such description.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah, 4970602 Israel, Attention: Omri Hagai, Chief Financial Officer, telephone number: +972 3 909 4177.

Up to 5,760,000,000 Ordinary Shares

Represented by 1,600,000 American Depositary Shares

SaverOne 2014 Ltd.

PRELIMINARY PROSPECTUS

June __, 2025

PART II

Information Not Required in Prospectus

Item 6. Indemnification, Insurance and Exculpation of Office Holders (including Directors).

Under the Israeli Companies Law 5759-1999, or the Companies Law, the Securities Law, 5728-1968, or the Securities Law, and the Restrictive Trade Practices Law, 5748-1988, or the Antitrust Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

●	a monetary liability imposed on the office holder in favor of all the injured parties by the breach in an Administrative Proceeding (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses expended by the office holder with respect to an Administrative Proceeding under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

●	financial liability imposed on the office holder on behalf of all the victims of the breach in an Administrative Proceeding;

●	expenses incurred by an office holder in connection with a proceeding conducted with respect to the office holder under the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Proceeding” is defined as a proceeding pursuant to chapters H3 (Monetary Sanction by the Israel Securities Authority), H4 (Administrative Enforcement Proceedings of the Administrative Enforcement Committee) or I1 (Arrangement to Conditionally Prevent Proceedings or Suspend Proceedings) of the Securities Law.

●	Under the Companies Law, the Securities Law and the Antitrust Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party in certain Administrative Proceedings under the Securities Law, including reasonable attorneys’ fees and other litigation expenses;

●	expenses incurred by an office holder in connection with an Administrative Proceeding, including reasonable attorneys’ fees and other litigation expenses; and

●	monetary liability imposed on the office holder in proceedings under or in connection with the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our Articles of Association permit us to insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceedings involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification is limited as follows: the maximum aggregate amount of indemnification that we may pay to all office holders entitled to indemnification, whether in advance or after the event, with respect to all our indemnification undertakings to officer holders, if and to the extent that it grants them, based on the grounds specified above, shall not exceed the maximum indemnification amount of 25% of our shareholders’ equity according to its last financial statements at the time of indemnification. Such indemnification amounts are in addition to any insurance amounts. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

We have also entered into agreements with each of our current office holders undertaking to exculpate them in accordance with the Companies Law, whereby an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association include such a provision. A company may not exculpate an office holder from liability for a breach of a fiduciary duty, and may not exculpate a director in advance from liability arising out of a prohibited dividend or distribution to shareholders. We also do not exculpate our directors in advance from liability for damages caused to the company as a result of a breach of duty of care in connection with a transaction in which a controlling shareholder or any office holder has a personal interest.

Item 7. Recent Sales of Unregistered Securities.

We have issued securities which were not registered under the Securities Act as set forth below.

The following is a summary of transactions during the preceding three years involving sales of our securities that were not registered under the Securities Act (all amounts converted to USD using the exchange rate as of December 31, 2024):

On December 11, 2022, we entered into a securities purchase agreement with a certain investor to raise approximately $1.5 million through the private placement of 1,124 ADSs (representing 4,045,305 ordinary shares), representing a 58% premium on the closing price of our ADSs on December 9, 2022.

Since January 2021, we have granted to our directors, officers, employees and other service providers options to purchase an aggregate of 1,656,500 Ordinary Shares under our incentive option plan, with exercise prices ranging between NIS 0.26 (approximately $0.07) and NIS 24.88 (approximately $6.82) per share, as well as 900,000 restricted Ordinary Shares. As of June 20, 2025, options to purchase 600,625 shares were cancelled, forfeited, expired, or were otherwise not granted, such that the total outstanding amount of options to our directors, officers and employees and other service providers under our incentive option plan as of such date is 1,055,875.

On June 5, 2023, we completed a private placement to Yorkville, pursuant to which we issued 340,760 ordinary shares represented by 95 ADSs as Commitment Shares under the SEPA. The securities were sold by us under the Prior SEPA in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Between June 2023 and June 2024, we issued 50,409,240 Ordinary Shares represented by 14,003 ADSs that we sold to Yorkville as Advance Shares under the Prior SEPA, for aggregate gross proceeds of approximately $6.15 million.

Between July 2024 and June 2025, we issued 2,897,511,290 Ordinary Shares represented by 804,865 ADSs (after giving retroactive effect to the new ratio of 3,600 ordinary shares for each ADS) that we sold to Yorkville as Advance Shares under the SEPA, for aggregate gross proceeds of approximately $10.2 million.

In January 2025, we issued in a private placement offering, concurrent with the registered direct offering pursuant to effective F-3 registration statement, warrants to purchase up to an aggregate of 108,599 ADS at an exercise price of $31.992 per ADS. We also issued an aggregate of 3,801 Placement Agent Warrants in this private placement offering.

We believe that the sales and issuances of the securities described in this Section were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1#	Articles of Association of the Registrant (filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended Decembre 31, 2024 as filed with the Securities and Exchange Commission on March 21, 2025, and incorporated herein by reference)
4.1	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1) (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
5.1*	Opinion of Doron Tikotzky Kantor Gutman & Amit Gross, Israeli counsel to the Registrant (including consent)
10.1#	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.2	SaverOne 2014 Ltd. 2015 Share Incentive Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.3	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 12, 2022, and incorporated herein by reference)
10.4	Standby Equity Purchase Agreement, dated June 5, 2023, between SaverOne 2014 Ltd. and YA II PN, LTD., (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.5	Promissory Note dated June 5, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.6	Amendment to Standby Equity Purchase Agreement dated December 11, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)
10.7	Promissory Note dated December 11, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)
10.8	Second Amendment to Standby Equity Purchase Agreement dated March 25, 2024, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.14 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2024, and incorporated herein by reference)
10.9+#	Compensation Policy (filed as Exhibit 10.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2024, and incorporated herein by reference)

10.10+	Clawback Policy (filed as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 7, 2023, and incorporated herein by reference)
10.11	Standby Equity Purchase Agreement dated July 16, 2024 by and between SaverOne 2014 Ltd. and YA II, PN, Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.12	Form of Convertible Promissory Note (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.13	Registration Rights Agreement (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.14	Promissory Note (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2024, and incorporated herein by reference)
10.15	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.16	Form of Private Placement Warrant (filed as Exhibit 4.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.17	Form of Placement Agent Warrant (filed as Exhibit 4.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
11.1	Insider Trading Policy (filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on March 21, 2025, and incorporated herein by reference)
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm with respect to financial statements of the Registrant
23.2*	Consent of Doron Tikotzky Kantor Gutman & Amit Gross, Israeli counsel to the Registrant (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page hereto)
107*	Filing Fee Table

#	English translation of original Hebrew document.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

*	To be filed by amendment

Item 9. Undertakings.

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, Israel, on this ___st day of June __, 2025.

SAVERONE 2014 LTD.

By:
Name:	Ori Gilboa
Title:	Chief Executive Officer

Each of the undersigned officers and directors of SaverOne 2014 Ltd. hereby constitutes and appoints Ori Gilboa and Omri Hagai, with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer and Director	June __, 2025
Ori Gilboa	(Principal Executive Officer)

	Chief Financial Officer	June __, 2025
Omri Hagai	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board of Directors	June __, 2025
Jacob Tenenboim

	Director	June __, 2025
Sharon Schreiber

	Director	June __, 2025
Yaron Be’eri

	Director	June __, 2025
Shlomo Shalev

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the city of Newark, the State of Delaware, on this _____ day of June __, 2025.

By:	Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title:	Managing Director